
TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.




05007602

April 21, 2005

The Office of International Corporat
The Securities and Exchange Commi
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

April 21, 2005

A. Announcement of 2004 Annual Results of Tsingtao Brewery Company Limited.
B. B. Announcement of Resolutions Passed at the Meeting of the Board of Directors.
C. Strategic Investment Agreement between Tsingtao and Anheuser-Busch Conversion of Tranche II and Tranche III Bonds.



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF 2004 ANNUAL RESULTS

I. MAJOR FINANCIAL DATA AND FINANCIAL INDICATORS

(Prepared under HK GAAP)

	2004	2003
Total assets *(RMB '000)*	**9,820,533**	8,z923,569
Shareholders' equity *(RMB '000)*	**4,754,128**	4,414,826
Turnover *(RMB '000)*	**7,702,956**	6,713,785
Profit attributable to shareholders *(RMB '000)*	**285,163**	245,045
Fully diluted earning per share *(RMB)*	**0.22**	0.21

II. MANAGEMENT DISCUSSION AND ANALYSIS

1. Business Review

The Company achieved encouraging results in 2004 and continued to maintain its leading position in the industry in terms of domestic beer output and sales, market shares, sales revenue, profitability, foreign exchange income generated from exports and brand name value, etc., despite adverse factors such as intense domestic and foreign competition coupled with rising costs of raw materials and energy. This was accomplished through the rigid implementation of our operational directives for the year, namely "detailed management, enforced implementation, value chain integration, more frequent business exchanges, ongoing creation of new businesses and the remolding of new foundations", with emphasis on internal system integration, optimisation of management processes and enhancement of synergies.

China produced 291 million hl of beer in 2004, representing a year-on-year growth of 14.6%, to maintain its position as the largest beer-producing country in terms of output and sales for three years in a row. Market shares of largescale enterprises continued to expand as the top ten beer makers in the nation in aggregate accounted for 55% of the domestic market, where competition was becoming increasingly internationalised with foreign brand names establishing their presence massively since recent years. Competition in the medium- to high-end market was particularly intense.

The Company sustained continued growth in 2004 in terms of major economic indicators, building on the rapid growth achieved in recent years. Beer sales for the year grew 13.8% to 37.1 million hl, well exceeding the target of 36 million hl set at the beginning of the year. Sales revenue from major operating business amounted to RMB7.7 billion with a year-on-year growth of 14.7% in accordance with accounting standards generally accepted in Hong Kong. Net profit amounted to RMB0.285 billion, representing a year-on-year growth of 16.4%. The brand name of "Tsingtao Beer" was valued at RMB16.873 billion (Source: certificate issued by World Brand Lab on 28 June 2004), ranking first among beer makers in the nation on a continued basis.

In 2004, the Company continued with efforts in brand name promotion and product integration programs to deepen market planning and management under the direction of its brand name development planning. By marketing novel products under a brand new logo for Tsingtao Beer, our image as a modernised, international brand name was enhanced while the process of brand name integration was given a major boost. In 2004, Sales generated by the principal brand of Tsingtao Beer grew 11% to 11.7 million hl, and together with three secondary brands, namely, Hansi, Laoshan and Shanshui, accounted for 56% of the Company's total sales volume.

The Company conducted some highly effectively exchange activities in the areas of marketing management, unit plant

efficiency, strategic management, financial management and human resource management, etc through the Best Practice Exchange Program launched jointly with Anheuser-Busch Companies, Inc. ("A-B"), its strategic partner. With the resulting initiatives in detailed management and enforced implementation, the Company has taken a solid step towards development into a major international business group. The Company managed to enhance standardisation and consistency at its plants and effectively reduce deviations in process technology indicators by applying the advanced management approaches and models of A-B laying solid foundations for achieving consistency in the taste of our products. Notable results were achieved in the upgrading of our saccharification process technology underpinned by significant improvements in efficiency. Our saccharification capacity was increased without additional investments in fixed assets, providing a solid assurance for continued growth in the Company's output and sales.

After years of dedicated efforts, the Company completed the development of an EPR system linking its headquarters, the South China market centre and the Xi'an market centre. The headquarters are now networked with other branches for the financial, inventory and logistics functions as the construction of our corporate information platform facilitated better sharing of resources. Meanwhile, the Company implemented management process optimisation to enable faster flow of information and processes. Synergistic effects were coming into play with reduced operating costs and enhanced management efficiency.

With a view to ongoing expansion by complementing our nationwide production bases, the Company increased its shareholding in Gansu Nongken Brewery Company Limited ("Nongken Brewery") to 55.06% in June 2004 with an investment of approximately RMB65 million, thereby becoming the largest shareholder of Nongken Brewery, which was the largest brewery company in Gansu Province. The move consolidated the Company's leading position in West China and prepared it for further expansion. In August, Tsingtao Brewery (Changsha) Company Limited ("Changsha Company") commissioned Phase I of its construction project, which accounted for 50,000 tons out of the total capacity of 100,000 tons per annum for the entire project. The additional capacity contributed positively to the Company's plans to establish its principal brand of Tsingtao Beer and expand its market share in South China. The localisation of Tsingtao Beer with localised production and sales will become a reality when the brewery developed in joint venture with Sanyo Whisbih Group in Taiwan with a total capacity of 100,000 tons per annum (50,000 tons for Phase I) is completed and commissioned in June 2005.

Over the past two years, the Company has won wide recognition from domestic and foreign investors with its sound development strategies, standardized operations and transparency of information. The Company has been actively engaged in extensive and yet in-depth interaction with investors in general through various means, such as regular result presentations, Internet roadshows, video conferences, organising visits to the Company and participation in investment forums, etc. These activities have been conducive to the discovery and enhancement of the Company's investment value. The Company's rising profile in the capital markets was underpinned by the capturing of IR Magazine's "Best Investor Relations Award (Greater China - Small Caps)" and the "Best Investor Relations Award (Asia - Small Caps)" in November 2004, which represented the first awards handed to listed companies in the Greater China region by IR Magazine of UK, one of the most authoritative professional publications in the world.

2. Business Prospects for the Ensuing Year

Looking to 2005, the Company will continue to aim at developing into a major international business group by consolidating its strengths and expanding its scale through initiatives in system integration, institutional innovation, enhancement of core competitive strengths and structural realignments. The Company will strive for transformation in three areas: turning from a productionbased company to a market-driven one, focusing on brands instead of products and emphasising the enhancement of operational capabilities instead of the expansion of production capacities.

The Company will facilitate organisational restructuring and corporate culture improvements underpinned by an emphasis on value creation. We will introduce new management initiatives while increase our efforts brand name building, base market development and sales network formation. Meanwhile, we will further our efforts in system integration and seek to upgrade our management and technical standards by leveraging best practice exchange programs with A-B.

The Company's target for the output and sales of beer in 2005 is 41 million hl with the principal brand accounting for 14 million hl, the achievement of which will enable the Company to further reinforce its leading position in the domestic beer market. The Board of Directors believes this target to be a practical and prudent one, which the Company's management has every confidence to fulfill.

III. DIVIDEND

The Board of Directors proposed a final dividend of RMB0.15 per share for the year ended 31 December 2004. The proposed distribution is subject to approval at the Company's 2004 Annual General Meeting.

IV. USE OF PROCEEDS

During the reporting period, there was no outstanding application of proceeds from the Company's A-Share issue or proceeds raised in previous periods.

V. SHARE CAPITAL

1. Changes in Share Capital

There were no changes in the share capital of the Company during the reporting period. As at 31 December 2004, the total share capital of the Company amounted to RMB1.06 billion, divided into 1.06 billion shares of RMB1.00 each.

2. Pre-emptive rights

The Articles of Association of the Company do not provide for any pre-emptive rights for the subscription of shares.

3. The Company had not purchased, sold or redeemed any of its listed shares during the reporting period.

VI. RESIGNATION OF DIRECTOR

On 8 December 2004, Mr. Wang Lijun resigned as Non-executive Director of the Company as a result of changes in his work engagements.

VII. CODE OF BEST PRACTICE

The Board of Directors is of the opinion that the Company has complied with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the year ended 31 December 2004.

VIII. AUDIT COMMITTEE

An Audit and Finance Committee has been established under the Board of Directors of the Company in compliance with rule 3.21 of the Listing Rules. The audited report of the Company's 2004 annual results has been reviewed by the Committee.

IX. SIGNIFICANT EVENTS

1. Material Litigation and Arbitration

(1) During the reporting period, the Company appealed to the Shandong Higher People's Court ("Shandong Higher Court") for a retrial against its second verdict on the case involving purchase and sale disputes with Qingdao Hong Long Trading Company Limited. On 31 August 2004, a Rejection of Appeal was served on the Company by Shandong Higher Court which stated that the original verdict would stand and the Company's appeal was not endorsed. Consequently, outstanding beer amounts involved in the case had been accounted for as bad debt and provisions had been made in respect thereof in the Company's accounts.

(2) The Company was opposed to the first verdict on the case of Qingdao Guangming General Company suing the Company for breach of a distribution contract, details of which had been disclosed in the Company's 2001 annual report, and had appealed to the Supreme Court during the statutory period for appeal. As at the end of the reporting period, the case was being reviewed by the Supreme Court and no new developments were noted. Potential damages of RMB27 million had been accrued for the accounts based on the first verdict.

(3) On 19 April 2004, Shandong Higher Court made a final verdict on the case involving a barter trade contract dispute between the Company and Qingdao Yuan Yang Xiang He Industrial and Trading Company ("Xiang He"), pursuant to which the Company was required to return the purchase payment made by Xiang He as well as make a discounted payment for the linen bags, in an aggregate amount of approximately RMB23.78 million. Accordingly, a provision of the same amount had been made in the interim accounts of the Company in 2004. The Company appealed to Shandong Higher Court in respect of the aforesaid verdict for a retrial, and Shandong Higher Court made a final verdict for the retrial on 28 January 2005 to repeal the civil verdict of Shandong Higher Court (2003) Lu Min Shi Zhong Zi No. 81 and reinstate the civil verdict of Qingdao Intermediate People's Court coded (2002) Qing Jing Chong Zi No. 1, pursuant to which the Company was only required to return the purchase payment made by Xiang He as well as make a discounted payment for the linen bags in an aggregate amount of approximately RMB2.48 million, thereby avoiding significant economic losses. The original provision made in excess of the final damages had been reversed.

2. Mergers and Acquisitions and Disposal of Assets

(1) In May 2004, the Company (with the approval of its Board of Directors) entered into an Equity Transfer Agreement

with Sichuan Huoju Hua Gong Company Limited ("Sichuan Huoju") to acquire a 40% equity interest in Luzhou Company held by Sichuan Huoju for a consideration of approximately RMB34.30 million. Upon the completion of the transfer, Luzhou Company was held as to 95% by the Company and 5% by Sichuan Huoju.

(2) In May 2004, Huanan Holding Company (with the approval of its Board of Directors) entered into an Equity Transfer Agreement with Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery") to acquire a 45% interest in Nanning Tsingtao Brewery (Nanning) Company Limited ("Nanning Company") held by Tailian Brewery for a consideration of RMB200.88 million, taking into overall account of the Company's strategic requirements in the Guangxi market and the quality of Nanning Company's assets and on the basis of Nanning Company's audited net asset value as at 31 December 2003. The equity transfer was approved by the State Ministry of Commerce on 4 January 2005 and procedures for the change in industrial and commercial registration was completed on 4 February 2005. Upon the completion of the transfer, Nanning Company was held as to 75% by Huanan Holding Company and 25% by Tailian Brewery, respectively.

(3) On 20 May 2004 and 16 June 2004, the Company entered into an Agreement on Share Capital Enlargement By Additional Investments and a supplemental agreement, respectively, with Nongken Brewery and its shareholders. Based on the net asset value of Nongken Brewery's assets as at 31 December 2003 ascertained by a valuation report, the Company made an additional investment of RMB60,480,800 in Nongken Brewery to hold a 50% equity interest. Relevant procedures for the additional investment and share capital enlargement had been completed, and Nongken Brewery had been renamed Tsingtao Brewery (Gansu) Nongken Company Limited. The company owned two production plants in Gansu with an aggregate annual capacity of 200,000 tons. At the same time, the Company appointed Gansu Trust and Investment Company Limited to acquire 5.06% of Nongken Brewery's shares from its minority shareholders for a consideration of RMB4.53 million.

(4) In accordance with the brewery plant closure plan approved by the Board of Directors of the Company, operations of Tsingtao Brewery (Tianmen) Company Limited ("Tianmen Company") was suspended in November 2004 and labor contracts with 441 employees, which represented the entire staff of Tianmen Company, were terminated. Compensation and insurance payments amounted to approximately RMB3.63 million had been made while disposal of other assets of Tianmen Company were underway.

(5) On 28 September 2004, the Company entered into an Equity Transfer Agreement with Tsingtao Brewery Group Company Limited ("TB Group Company") for the acquisition of a 90% equity interest in Tsingtao Brewery (Zhangzhou) Company Limited ("Zhangzhou Company") by way of cash. The consideration for the purchase of the 90% interest was RMB26,354,506. The transfer had been approved by the State-owned Assets Supervision and Administration Commission of the Qingdao Government. The Independent Directors of the Company was in the opinion that the aforesaid connected transaction for an equity transfer fair and reasonable without compromising the interests of the Company and other shareholders and is in the long-term interest of the Company and the shareholders. Accordingly, the resolution was unanimously approved by all Independent Directors. Please refer to the domestic and overseas press announcements of the Company dated 30 September 2004 for details of this connected transaction. Save as the aforesaid transaction in the acquisition of equity interests, there were no connected transactions between the Company and any corporations which were interested in the shares of the Company during the reporting period.

3. Guarantees Provided in Respect of Subsidiaries and Entrusted Loans

During the reporting period, all external guarantees provided by the Company were guarantees in respect of loans granted to its subsidiaries, and the provision of such guarantees had been duly approved by the Board of Directors. As at 31 December 2004, guarantees provided by the Company in respect of its subsidiaries amounted to RMB128 million in aggregate, out of which RMB78 million was provided in respect of subsidiaries with a gearing ratio exceeding 70%. In addition, the Company provided a guarantee in the amount of US$15 million (equivalent to approximately RMB124.15 million) in respect of a recurrent loan granted to its subsidiary Tsingtao Brewery (Hong Kong) Trading Company Limited.

During the reporting period, the Company did not place any funds under entrusted management. With the approval of the Board of the Directors, the Company extended on behalf of its subsidiaries entrusted loans with an aggregate amount of approximately RMB2,362.99 million in order to safeguard the production and operation of its subsidiaries.

4. Lease and Custodian Arrangements

In January 2003, the Company entered into the Operation and Management Entrustment Agreement with TB Group Company, pursuant to which the Company was entrusted with the management of the TB Group Company's 80% interest in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company"). In December 2004, the two parties entered into a supplemental agreement, pursuant to which, TB Group Company agreed to put the operations of Yangzhou Company in the entire charge of the Company, which would assume more than half of the voting rights at the Board of Directors. Accordingly, Yangzhou Company was consolidated as the Group's subsidiary.

5. Issue of Convertible Bonds

On 31 March 2004, the Company issued the second portion of Tranche III convertible bonds to A-B in an aggregate amount of HK$254,137,671, which concluded the issue of all convertible bonds pursuant to the Strategic Investment Agreement.

X. FINANCIAL STATEMENTS

(Prepared under HK GAAP)

STATEMENT OF INCOME AND PROFIT APPROPRIATION

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	2004 RMB'000	2003 RMB'000
Turnover	2	7,702,956	6,713,785
Cost of sales		(5,027,430)	(4,326,079)
Gross profit		2,675,526	2,387,706
Other revenues, net	2	3,513	22,689
Distribution costs		(1,423,953)	(1,265,814)
Administrative expenses		(694,045)	(618,167)
Operating profit		561,041	526,414
Finance costs		(45,251)	(101,799)
Share of profits less losses of associated companies		(25,325)	(7,251)
Profit before taxation		490,465	417,364
Taxation	4	(186,391)	(134,988)
Profit after taxation		304,074	282,376
Minority interests		(18,911)	(37,331)
Profit attributable to shareholders		285,163	245,045
Dividends	5	196,233	212,000
Basic earnings per share	6	RMB0.27	RMB0.24
Diluted earnings per share	6	RMB0.22	RMB0.21

1. BASIS OF PREPARATION

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC. The PRC statutory accounts of the Group have been prepared in accordance with accounting principles and financial regulations applicable to joint stock limited companies in the PRC. Appropriate restatements have been made to the PRC statutory accounts to conform with HK GAAP. Differences arising from the restatements are not incorporated in the Group's accounting records. The accounts have been prepared under the historical cost convention except that certain fixed assets are stated at valuation and held-to-maturity securities are stated in the balance sheet at asset plus/less any discount/premium amortised to date.

HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standard ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the accounts for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. TURNOVER AND OTHER REVENUES

Net revenues recognised during the year are as follows:

	2004	2003
	RMB'000	*RMB'000*
Turnover from sales of goods	7,702,956	6,713,785
Other revenues, net:		
— Government grants *(i)*	75,586	62,885
— Profits from sales of scrap materials	13,789	10,836
— Other expenses	(85,862)	(51,032)
	3,513	22,689
Total net revenues	7,706,469	6,736,474

(i) In connection with the acquisitions of certain subsidiaries of the Group in prior years, the Group had entered into various agreements with the relevant municipal governments that these subsidiaries could enjoy certain financial incentives granted by the governments, mainly including financial subsidies by reference to the amounts of taxes paid by these subsidiaries.

3. SEGMENTAL REPORTING

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.
The Group's activities are conducted in the PRC. An analysis by geographical segment is as follows:

	2004						
	Qingdao Region	Other Shandong Region	Hua Bei Region	Hua Nan Region	Overseas	Eliminations	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000* *(Note c)*	*RMB'000*	*RMB'000*
TURNOVER							
External sales	2,213,397	817,146	1,866,312	2,513,009	293,092	—	7,702,956
Inter-segment sales	255,957	172,964	55,060	26,522	522	(511,025)	—
Total turnover	2,469,354	990,110	1,921,372	2,539,531	293,614	(511,025)	7,702,956
Results							
Segment results	422,013	(35,393)	42,983	152,823	82,744	—	665,170
Unallocated expenses, net							(104,129)
Operating profit							561,041
Finance costs							(45,251)
Share of profits less losses of associated companies	(25,325)	—	—	—	—	—	(25,325)
Profit before taxation							490,465
Taxation							(186,391)
Profit after taxation							304,074
Minority interests							(18,911)
Profit attributable to shareholders							285,163
ASSETS							
Segment assets	6,087,513	1,207,272	2,283,693	4,105,188	—	(4,809,010)	8,874,656
Interests in associated companies	71,641	—	—	—	—	—	71,641
Unallocated assets							874,236
Total assets							9,820,533
LIABILITIES							
Segment liabilities	1,383,194	992,204	1,615,106	2,664,950	—	(2,795,823)	3,859,631
Unallocated liabilities							656,136
Total liabilities							4,515,767

OTHER INFORMATION							
Capital expenditure	121,747	46,227	660,992	573,756	—	—	1,402,722
Depreciation	111,604	84,516	139,488	186,785	—	—	522,393
Amortisation	7,306	180	692	2,686	—	—	10,864
Impairment charge recognised in profit and loss account — fixed assets	5,175	3,805	31,579	21,942	—	—	62,501

	2003						
	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Hua Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas *RMB'000* *(Note c)*	Eliminations *RMB'000*	Consolidated *RMB'000*
TURNOVER							
External sales	1,795,540	934,537	1,426,702	2,177,342	379,664	—	6,713,785
Inter-segment sales	208,957	2,330	91,123	219,289	—	(521,699)	—
Total turnover	2,004,497	936,867	1,517,825	2,396,631	379,664	(521,699)	6,713,785
Results							
Segment results	348,685	(27,959)	35,192	156,136	125,116	—	637,170
Unallocated expenses, net							(110,756)
Operating profit							526,414
Finance costs							(101,799)
Share of profits less losses of associated companies	(7,251)	—	—	—	—	—	(7,251)
Profit before taxation							417,364
Taxation							(134,988)
Profit after taxation							282,376
Minority interests							(37,331)
Profit attributable to shareholders							245,045
ASSETS							
Segment assets	5,383,778	1,284,197	1,837,337	3,942,517	—	(3,981,235)	8,466,594
Interests in associated companies	21,197	—	—	—	—	—	21,197
Unallocated assets							435,778
Total assets							8,923,569
LIABILITIES							
Segment liabilities	904,606	1,030,757	1,206,927	2,442,646	—	(2,092,823)	3,492,113
Unallocated liabilities							437,165
Total liabilities							3,929,278
OTHER INFORMATION							
Capital expenditure	105,398	114,383	96,344	234,748	—	—	550,873
Depreciation	130,466	66,801	109,307	214,276	—	—	520,850
Amortisation	11,499	84	773	2,502	—	—	14,858
Impairment charge recognised in profit and loss accounts — fixed assets	8,839	12,141	18,793	6,529	—	—	46,302

Note a: The segment represented sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiaries or the Group's PRC branch and subsidiaries in the PRC established for overseas sales.

4. TAXATION

(a) Profits tax

	2004 *RMB'000*	2003 *RMB'000*
Current taxation		
— Hong Kong profits tax *(i)*	1,635	1,514
— PRC Enterprise Income Tax *(ii)*	169,262	128,971
Write-off of deferred tax assets previously recognised	—	5,101
Less: Deferred taxation relating to utilisation/ (reversal) of temporary differences	15,494	(598)
Total	186,391	134,988

Reconciliation of statutory tax rate to effective tax rate:

	2004	2003
Statutory tax rate	33%	33%
Loss sustained by subsidiaries of which no deferred tax assets have been recognised	18%	19%
Effect of different taxation rates in different regions	(15%)	(18%)
Others	2%	(2%)
Effective tax rate	38%	32%

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year.

(ii) PRC Enterprise Income Tax ("EIT")

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April, 1994 issued by the State Administration of Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, effective from the date of establishment of the Company. This rate will remain effective until and unless the enterprise income tax law and regulations change otherwise. The Company received a confirmation from the Ministry of Finance of Qingdao on 23 March 1997, stating that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company"), Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") and Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Company") were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first profit-making year after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. The current year was the fifth profitable year of Sanshui Company, the third profitable year for Chenzhou Company and the fourth profitable year for Shenzhen Company. Accordingly, EIT for Sanshui Company, Chenzhou Company and Shenzhen Company were provided at reduced rates of 12%, 16.5% and 7.5%, respectively.

Shenzhen Tsingtao Brewery Sales Company Limited, Huanan Holding Company, Tsingtao Brewery (Zhuhai) Company Limited, Tsingtao Brewery (Doumen) Melt Company Limited, Xiamen Company and Tsingtao Brewery (Xiamen) Sales Company Limited were established in the Shenzhen, Zhuhai and Xiamen Special Economic Zones, respectively, where they conduct their operations. Accordingly, they are subject to EIT at reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the year.

(b) Value-added tax ("VAT")
According to "The People's Republic of China Value-added Tax Temporary Regulations", the Group is subject to output VAT which is calculated at 17% of the domestic sales amount of tangible goods and the "exempt, credit, refund" method on good exported providing a tax refund at the rate of 13%. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government. In addition, the Group accrues and pays city construction tax and educational surcharge based on 7% and 3% of net VAT, consumption tax and business tax amount payable, respectively.

(c) Consumption tax
The Ministry of Finance of the PRC and the SAT issued the "Notice for changes in consumption tax for alcoholic products" (Cai Shui [2001] No. 84), which states that for beer products with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer products sold below that price, the consumption tax is levied at RMB220 per ton.

5. DIVIDENDS

	2004 *RMB'000*	2003 *RMB'000*
Dividends paid:		
Dividends for 2003 at RMB0.20 per ordinary share (2003: dividends for 2002 at RMB0.22 per ordinary share)	**211,000**	218,900
Final dividends proposed:		
Final dividends for 2004 of RMB0.15 per ordinary share proposed in 2005 (2003: RMB0.20 per ordinary share proposed in 2004)	**196,233**	212,000

At a board meeting held on 11 April 2005, the directors proposed a final dividend of RMB0.15 per share for 2004 based on the profit attributable to shareholder under PRC GAAP. This proposed dividend has not been reflected as dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2005.

6. EARNINGS PER SHARE

The calculation of basic earnings per share and diluted earnings per share are based on the Group's profit attributable to shareholders of approximately RMB 285,163,000 (2003: RMB245,045,000).

The basic earnings per share is based on the weighted average number of 1,060,000,000 (2003: 1,030,000,000 ordinary shares) ordinary shares in issue during the year. The diluted earnings per share is based on 1,294,137,362 (2003: 1,140,018,000) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average number of 234,137,362 (2003: 110,018,000) ordinary shares deemed to be issued if all outstanding convertible bonds had been converted into shares as at 1 January 2004.

(Prepared under PRC GAAP)

STATEMENT OF INCOME AND PROFIT APPROPRIATION

FOR THE YEAR ENDED 31 DECEMBER 2004

(Unit: RMB)

	Group		Company	
	For the year ended 31 December 2004	For the year ended 31 December 2003	For the year ended 31 December 2004	For the year ended 31 December 2003
Turnover	8,620,687,766	7,507,959,058	2,865,011,634	2,501,961,708
Less: Cost of sales	(5,027,430,020)	(4,326,079,119)	(1,600,495,475)	(1,479,021,551)
Sales tax and surcharges	(917,731,297)	(794,174,167)	(163,471,978)	(130,468,140)
Gross profit	2,675,526,449	2,387,705,772	1,101,044,181	892,472,017
Add: Profit from other operations	30,614,583	17,408,305	1,875,378	6,273,839
Less: Selling expenses	(1,423,952,879)	(1,265,814,141)	(491,360,367)	(401,214,941)
General and administrative expenses	(697,983,254)	(623,973,170)	(193,405,933)	(171,977,938)
Finance expenses, net	(48,724,608)	(105,804,028)	(25,666,580)	(43,595,347)
Operating profit	535,480,291	409,522,738	392,486,679	281,957,630
Add: Investment income	(42,033,534)	13,902,096	7,525,128	24,768,945
Subsidy income	75,586,211	62,885,064	—	—
Non-operating income	22,999,671	15,590,708	1,050,363	1,134,132
Less: Non-operating expenses	(119,481,189)	(75,688,418)	(45,309,239)	(12,008,808)
Profit before tax	472,551,450	426,212,188	355,752,931	295,851,899
Less: Income tax	(170,897,458)	(135,587,139)	(77,040,250)	(50,571,299)
Minority interests	(21,929,773)	(36,753,388)	—	—
Net profit	279,724,219	253,871,661	278,712,681	245,280,600
Add: Unappropriated profits brought forward	259,760,239	328,828,477	359,653,103	383,428,623
Unappropriated profits	539,484,458	582,700,138	638,365,784	628,709,223
Less: Transfer to surplus reserve	(58,103,581)	(55,530,809)	(27,871,268)	(24,528,060)
Transfer to public welfare fund	(45,515,230)	(47,409,090)	(27,871,268)	(24,528,060)
Profit distributable to shareholders	435,865,647	479,760,239	582,623,248	579,653,103
Less: Dividends	(212,000,000)	(220,000,000)	(212,000,000)	(220,000,000)
Unappropriated profits carried forward	223,865,647	259,760,239	370,623,248	359,653,103

(Prepared under PRC GAAP)

BALANCE SHEET

AS AT 31 DECEMBER 2004

(Unit: RMB)

	Group		Company	
	As at 31 December 2004	As at 31 December 2003	As at 31 December 2004	As at 31 December 2003
Current assets:				
Cash and bank deposits	1,362,553,132	932,900,408	557,408,875	257,825,760
Short-term investments	—	66,450,000	2,179,807,438	1,693,587,616
Bills receivable	98,594,467	50,883,184	30,406,000	5,454,500
Accounts receivable	159,419,396	170,088,739	165,137,895	178,792,872
Other receivables	236,917,331	307,667,155	187,893,539	250,308,891
Prepayments and deposits	215,029,032	134,349,330	4,459,366	16,793,506
Inventories	1,382,831,371	1,305,503,104	221,432,578	277,753,489
Deferred expenses	14,306,678	14,123,395	5,732,939	5,662,480
Total current assets	3,469,651,407	2,981,965,315	3,352,278,630	2,686,179,115
Long-term investments:				
Long-term equity investments	91,419,956	(64,319,558)	1,875,589,223	1,624,562,081
Including: Consolidation difference	(8,955,862)	(99,419,846)	—	—
Fixed assets:				
Fixed assets at cost	9,659,648,539	8,639,564,734	2,053,654,554	1,991,468,752
Less: Accumulated depreciation	(4,051,735,548)	(3,390,796,250)	(1,089,829,206)	(1,026,501,139)
Fixed assets, at net book value	5,607,912,991	5,248,768,484	963,825,348	964,967,613
Less: Provision for impairment of fixed assets	(144,503,099)	(124,758,450)	(12,016,504)	(6,890,750)
Fixed assets, net	5,463,409,892	5,124,010,034	951,808,844	958,076,863
Construction-in-progress	67,479,186	214,991,772	27,380,326	68,347,365
Fixed assets in suspense	562,155	527,005	—	—
Total fixed assets	5,531,451,233	5,339,528,811	979,189,170	1,026,424,228
Intangible and other assets:				
Intangible assets	742,522,683	685,135,590	146,466,922	150,514,709
Long-term deferred expenses	5,445,014	6,084,362	2,178,000	2,579,200
Long-term accounts receivable	35,892,810	53,808,142	35,892,810	53,808,142
Total intangible and other assets	783,860,507	745,028,094	184,537,732	206,902,051
Deferred taxation:				
Deferred tax assets	1,621,718	—	—	—
Total assets	9,878,004,821	9,002,202,662	6,391,594,755	5,544,067,475
Current liabilities:				
Short-term bank loans	1,355,191,925	1,302,612,990	827,650,000	579,369,000
Bills payable	442,923,686	525,449,509	103,197,863	99,384,500
Accounts payable	659,060,773	646,912,821	108,443,037	105,475,575
Advances from customers	150,565,481	129,067,846	57,879,242	52,082,206
Salary payable	20,145,690	13,855,730	—	—
Staff welfare payables	41,347,199	27,733,911	61,676	(7,687,456)
Dividends payable	2,100,000	1,100,000	2,100,000	1,100,000
Taxes payable	378,591,116	180,729,827	111,912,407	45,168,436
Other payables	9,025,268	4,083,608	4,380,388	949,758
Other liabilities	978,840,835	759,215,114	199,587,452	115,926,175
Accruals	177,808,162	62,851,607	101,876,674	18,356,098
Provision	27,000,000	—	27,000,000	—
Current portion of long-term loans	24,442,114	61,385,555	19,234,000	25,147,237
Current portion of convertible bonds	5,907,185	4,513,880	5,907,185	4,513,880
Total current liabilities	4,272,949,434	3,719,512,398	1,569,229,924	1,039,785,409

	Group		Company	
	As at 31 December 2004	As at 31 December 2003	As at 31 December 2004	As at 31 December 2003
Long-term liabilities:				
Long-term bank loans	66,301,848	53,783,722	—	23,564,000
Convertible bonds	1,207,720,025	939,156,300	1,207,720,025	939,156,300
Long-term payable	148,746,118	124,047,480	—	—
Total long-term liabilities	1,422,767,991	1,116,987,502	1,207,720,025	962,720,300
Total liabilities	5,695,717,425	4,836,499,900	2,776,949,949	2,002,505,709
Minority interests	595,605,213	651,800,241	—	—
Shareholders' equity:				
Share capital	1,060,000,000	1,060,000,000	1,060,000,000	1,060,000,000
Capital reserve	1,803,507,053	1,798,876,982	1,854,986,441	1,848,616,082
Surplus reserve	498,782,868	395,164,057	329,035,117	273,292,581
Including: public welfare fund	222,493,902	176,978,672	149,882,948	122,011,680
Unappropriated profits	223,865,647	259,760,239	370,623,248	359,653,103
Cumulative translation adjustment	526,615	101,243	—	
Total shareholders' equity	3,586,682,183	3,513,902,521	3,614,644,806	3,541,561,766
Total liabilities and shareholders' equity	9,878,004,821	9,002,202,662	6,391,594,755	5,544,067,475

(Prepared under PRC GAAP)

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

(Unit: RMB)

	Group For the year ended 31 December 2004	Company For the year ended 31 December 2004
Cash Flow from Operating Activities:		
Cash received from sales of goods and rendering of services	10,075,125,052	3,592,133,600
Government grants	71,587,548	—
Cash received relating to other operating activities	990,084,147	184,890,281
Sub-total of cash inflows	11,136,796,747	3,777,023,881
Cash paid for purchases of goods and services	(5,495,621,339)	(1,995,206,670)
Cash paid for salaries and on behalf of employees	(648,710,552)	(147,226,244)
Cash paid for various taxes	(1,799,138,390)	(416,049,550)
Cash paid relating to other operating activities	(1,898,928,891)	(409,327,933)
Sub-total of cash outflows	(9,842,399,172)	(2,967,810,397)
Net cash flow from operating activities	1,294,397,575	809,213,484
Cash Flow from Investing Activities:		
Proceeds from realisation of investments	136,220,487	553,778,495
Return on investment	2,549,495	51,795,638
Proceeds from disposal of fixed assets	32,173,590	9,433,484
Cash received relating to other investing activities	15,488,093	1,770,000
Sub-total of cash inflows	186,431,665	616,777,617
Cash paid to acquire fixed assets, construction-in-progress, intangible assets and other long-term assets	(374,056,526)	(94,160,847)
Cash paid for acquisition of subsidiaries	(91,365,306)	(228,711,348)
Cash paid for investment	(14,671,934)	(1,009,500,000)
Cash paid relating to other investing activities	(13,381,862)	(4,530,000)
Sub-total of cash outflows	(493,475,628)	(1,336,902,195)
Net cash used in investing activities	(307,043,963)	(720,124,578)
Cash Flow from Financing Activities:		
Proceeds from issuance of convertible bonds	270,275,413	270,275,413
Proceeds from borrowings	1,058,319,284	274,318,000
Cash received relating to other financing activities	47,491,783	—
Sub-total of cash inflows	1,376,086,480	544,593,413
Repayment of borrowings	(1,546,013,077)	(55,543,197)
Dividends and interest paid	(302,989,523)	(250,496,658)
Cash paid relating to other financing activities	(36,633,392)	—
Sub-total of cash outflows	(1,885,635,992)	(306,039,855)
Net cash (used in)/generated from financing activities	(509,549,512)	238,553,558
Effect of changes in exchange rate on cash	185,796	(59,349)
Net increase in Cash	477,989,896	327,583,115

1. Basis of preparation of financial statements

The accounts have been prepared in accordance with the Accounting Standards for Business Enterprises and "the Accounting Regulations for Business Enterprises" and related regulations (collectively referred to as "PRC GAAP"), promulgated by the State of the PRC.

2. Investment in subsidiaries

For the year ended 31 December 2004, the details of newly acquired/established subsidiaries are as follows:

Name of new subsidiaries	Date of establishment	Place establishment	Registered and paid-in capital	Equity interest held by the Company (%)		Principal activities
				Directly	Indirectly	
Xuzhou Pengcheng Brewery Sales Company Limited	February 2004	Xuzhou, the PRC	RMB5,000,000	—	79%	Trading of beer
Tsingtao Brewery (Changsha) Company Limited	January 2004	Changsha, the PRC	RMB68,000,000	70%	28.50%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Zhangzhou) Company Limited	September 2004	Zhangzhou, the PRC	RMB38,880,000	90%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Gansu) Company Limited	July 2004	Lanzhou, the PRC	RMB174,420,800	50%	5.06%	Manufacturing and domestic trading of beer
Tsingtao Brewery Wuwei Company Limited	July 2004	Lanzhou, the PRC	RMB36,100,000	—	54.90%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Yangzhou) Company Limited	December 2004	Yangzhou, the PRC	RMB5,000,000	20%	—	Manufacturing and domestic trading of beer

3. Comparative figures

Certain amounts reported in previous year have been reclassified to conform with the current year presentation. The reclassifications mainly related to reallocation of certain unallocated expenses for segmental reporting.

RECONCILIATION OF DIFFERENCE BETWEEN PRC GAAP AND HK GAAP

Impact on the consolidated net assets:

	2004 *RMB'000*	2003 *RMB'000*
Net assets as per accounts prepared under PRC GAAP	**3,586,682**	3,513,903
HK GAAP adjustments:		
Adjustments arising from different exchange rates used under HK GAAP and PRC GAAP	**141,253**	141,253
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(129,407)**	(117,927)
Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HK GAAP	**(64,472)**	(58,106)
Deferred tax arising from the depreciation of fixed assets	**(5,647)**	(2,001)
Difference in accounting for the principal balance of convertible bonds and the corresponding interest charges	**1,228,787**	938,231
Others	**3,237**	(527)
Net assets as per accounts prepared under HK GAAP	**4,760,433**	4,414,826

Impact on the consolidated net profit:

	2004	2003
	RMB'000	*RMB'000*
Net profit under PRC GAAP	279,724	253,872
HK GAAP adjustments:		
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	(11,480)	(11,480)
Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HKGAAP	(6,833)	(11,953)
Forfeited payable balances of subsidiaries	4,331	840
Deferred tax arising from the depreciation of fixed assets	(3,646)	(785)
Difference in accounting for interest charges of convertible bonds	23,102	14,493
Others	(35)	58
Profit attributable to shareholders under HK GAAP	285,163	245,045

Li Gui Rong
Chairman

Qingdao, The People's Republic of China
11 April 2005

Directors of the Company as at the date hereof:

Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Liu Yingdi and Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows
Independent Non-executive Directors: Mr. Chu Zhengang, Mr. Tam Lailing, Mr. Wu Haihua and Ms. Pan Guirong

A detailed announcement of the Company's 2004 annual results, together with all data required under Paragraphs 45 (1) to 45 (3) of Appendix 16 to the Listing Rules in force prior to 31 March 2004 when amendments to the Listing Rules took effect, will be posted on the Stock Exchange website at www.hkex.com.hk in due course.



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

Announcement of Resolutions Passed at the Meeting of the Board of Directors

The 16th meeting of the fourth session of the Board of Directors of Tsingtao Brewery Company Limited (the "Company") was held on 11 April 2005, at which the following matters were reviewed and approved:

I. The 2004 Annual Report of the Company (audited) was reviewed and approved;

II. The preliminary profit distribution plan for 2004 was reviewed and approved:

1. Appropriations for the two reserve funds shall be based on the net profit amount for the year calculated according to the PRC Accounting Standards, namely:
   10% of the profit after taxation, amounting to RMB27,871,268.15, shall be appropriated to the statutory surplus reserve; and 10% of the profit after taxation, amounting to RMB27,871,268.15, shall be appropriated to the statutory welfare reserve.
2. Profit available for distribution to shareholders for 2004 shall be the balance of profit available for distribution in accordance with the PRC Accounting Standards after deducting appropriations for the two reserves (whichever is lower), namely RMB370,623,248.05.
3. Based on the Company's issued share capital of 1,308,219,178 shares following the full conversion of convertible bonds held by Anheuser-Busch ("A-B"), the Board of Directors proposed a cash dividend of RMB0.15 per Share for the year 2004.

III. The application of a RMB3 billion entrusted loan facility by a subsidiary controlled by the Company was reviewed and approved:
The Board of Directors has agreed to the granting of an entrusted loan with a total amount of not more than RMB3 billion to a subsidiary by the Company for a term of 1 year; the Company's President and Vice President in charge of financial matters have been authorised to jointly execute relevant loan documents upon each application, subject to the scope approved by the Board of Directors.

IV. Resolutions pertaining to the conversion of the second and third tranches of convertible bonds issued to A-B by the Company and related matters were reviewed and approved. (A separate announcement will be made in respect thereof.)

Resolutions I and II are subject to review and approval by the 2004 Annual General Meeting of the Company. A separate announcement will be made in respect of the notice convening the Company's 2004 Annual General Meeting.

The Board of Directors
Tsingtao Brewery Company Limited

11 April 2005

Directors of the Company as at the date hereof:
Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Liu Yingdi and Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows
Independent Non-executive Directors: Mr. Chu Zhengang, Mr. Tam Lailing, Mr. Wu Haihua and Ms. Pan Guirong



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

Strategic Investment Agreement between Tsingtao and Anheuser-Busch
Conversion of Tranche II and Tranche III Bonds

The Directors announce that Anheuser-Busch has given notices to exercise the conversion rights under Tranche II Bond and Tranche III Bonds in accordance with the Strategic Investment Agreement, and Tsingtao allotted and issued 248,219,178 new H Shares (of which 91,575,342 H Shares were allotted and issued to a voting trustee pursuant to the Voting Trust Agreement) on 11 April 2005 in accordance with the Strategic Investment Agreement entered into between Tsingtao and Anheuser-Busch on 21 October 2002.

As a result of Tranche II Conversion and Tranche III Conversion, all the Convertible Bonds in the total amount of HK$1,416,195,342 are converted.

Reference is made to Tsingtao's circular dated 9 December 2002 (the "Circular") in relation to the Strategic Investment Agreement, its announcement dated 23 January 2003 in relation to the results of the general meetings regarding the Strategic Investment Agreement, and its announcements dated 3 April 2003 in relation to Tranche I and Tranche II Closing, dated 26 June 2003 in relation to Tranche I Conversion, dated 21 October 2003 in relation to first Tranche III Closing and dated 29 April 2004 in relation to, inter alia, second Tranche III Closing.

Unless otherwise stated, terms used in this announcement will have the same meanings as those defined in the Circular.

Tsingtao has received from the holders of Tranche II Bond and Tranche III Bonds, being whollyowned subsidiaries of Anheuser-Busch notices of conversion exercising the rights to convert all the principal amount of HK$1,135,395,342 of Tranche II Bond and Tranche III Bonds in accordance with the Strategic Investment Agreement.

As a result of Tranche II Conversion and Tranche III Conversion, all the Convertible Bonds in the total amount of HK$1,416,195,342 are converted and Tsingtao allotted and issued the remaining 248,219,178 H Shares to Anheuser-Busch (or its nominee) in accordance with the Strategic Investment Agreement. The new H Shares issued pursuant to Tranche II Bond and Tranche III Bonds are subject to a 2-year non-disposal lock-up period from the date of the relevant allotment and issue. The shareholding structure of Tsingtao immediately before and after Tranche II Conversion and Tranche III Conversion is set out below:—

	Immediately before conversion	Immediately after conversion
Parent (A Shares) *(Note 1)*	399,820,000 (37.7%)	399,820,000 (30.6%)
A Shares in public hands	200,000,000 (18.9%)	200,000,000 (15.3%)
A Shares held by non-listed legal person	53,330,000 (5.0%)	53,330,000 (4.1%)
Anheuser-Busch (H Shares)	105,000,000 (9.9%) *(Note 2)*	353,219,178 (27%) *(Note 2)*
H Shares in public hands (other than Anheuser-Busch's shareholdings)	301,850,000 (28.5%)	301,850,000 (23%)
Total Issued Shares	1,060,000,000 (100.0%)	1,308,219,178 (100.0%)

Note 1: Parent's shareholding of A Shares comprises non-listed state-owned Shares only.

Note 2: 91,575,342 H Shares, being 7% of the entire issued shares capital of Tsingtao as enlarged, were allotted and issued to a voting trustee pursuant to the Voting Trust Agreement between, inter alia, Parent and Anheuser-Busch whereby Anheuser-Busch will be entitled to enjoy the respective economic interests and Parent will be entitled to exercise the respective voting rights. The trust constituted thereunder will be terminated if the aggregate shareholding of Parent (other than any voting rights of those Shares in which it is interested under the Voting Trust Agreement) falls below 20% of the then total number of issued Shares.

Pursuant to the terms of the Convertible Bonds, all the interests paid by Tsingtao under Tranche II Bond and Tranche III Bonds, in the amount of HK$37,509,308 is expected to be paid back to Tsingtao upon conversion.

The board of directors of the Company approved Tranche II Conversion and Tranche III Conversion on 11 April 2004. Following the exercise of the conversion right for Tranche II Bond, Anheuser-Busch (or its nominee) is entitled to nominate one non-executive director to the board of Tsingtao in accordance with the Strategic Investment Agreement. The appointment of the new non-executive director is expected to be proposed at the forthcoming annual general meeting of the Company.

By Order of the Board
Tsingtao Brewery Company Limited
Yuan Lu
Company Secretary

Qingdao, 11 April 2005

Directors of the Company as at the date hereof:
Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Liu Yingdi and Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows
Independent Non-executive Directors: Mr. Chu Zhengang, Mr. Tam Lailing, Mr. Wu Haihua and Ms. Pan Guirong